UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September, 2007

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
 (Translation of registrant's name into English)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Banco Santander Central Hispano, S.A.

Item

1	Memorandum to the CNMV, Spain’s stock market regulator, dated September 12, 2007, announcing a presentation to analysts and investors to take place on September 12 and September 13.

Item 1
OTHER NOTIFICATIONS
Banco Santander hereby advises that a presentation to analysts and investors will take place on September 12 and 13, starting at 09:00 and 08:30 hours (Madrid time), respectively.
The presentations will take place at the Grupo Santander City in Boadilla del Monte (Madrid).
The materials to be used in the presentation will be made public prior to its commencement via its notification to the CNMV and publication on the corporate website of Banco Santander www.santander.com
Boadilla del Monte (Madrid), 12th September 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date:	September 12, 2007	By:	/s/ José Antonio Alvarez

			Name:	José Antonio Alvarez
			Title:	Executive Vice President